Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copies of the disclosure letters we filed today, March 27, 2023, with the Philippine Stock Exchange, Inc., the Philippine Securities and Exchange Commission, and the Philippine Dealing & Exchange Corporation in connection with a press release attached thereto entitled “PLDT Files 2022 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission.”

March 27, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

OIC-Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith PSE Disclosure Forms 4-31 and 4-30 in connection with a press release entitled “PLDT Files 2022 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission.”

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,424 As of February 28, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
March 27, 2023

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

PLDT Inc.

TEL

PSE Disclosure Form 4-30 - Material Information/Transactions References: SRC Rule 17 (SEC Form 17-C) and Sections 4.1 and 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
PLDT Files 2022 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission.
Background/Description of the Disclosure

MANILA, Philippines, 27 March 2023 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) announced today that it has filed its Annual Report on Form 20-F for the fiscal year ended 31st December 2022 with the U. S. Securities and Exchange Commission.

The document has been posted at the PLDT website at:

https://main.pldt.com/investor-relations/annual-and-sustainability-reports

Shareholders of PLDT may receive hard copies of the Annual Report, free of charge, upon request.

Other Relevant Information

Please refer to the attached press release for the relevant details.

This disclosure may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

PLDT Inc.

TEL

PSE Disclosure Form 4-31 – Press Release

References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
PLDT Files 2022 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission.
Background/Description of the Disclosure

MANILA, Philippines, 27 March 2023 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) announced today that it has filed its Annual Report on Form 20-F for the fiscal year ended 31st December 2022 with the U. S. Securities and Exchange Commission.

The document has been posted at the PLDT website at:

https://main.pldt.com/investor-relations/annual-and-sustainability-reports

Shareholders of PLDT may receive hard copies of the Annual Report, free of charge, upon request.

Other Relevant Information

Please refer to attached press release for relevant details.

This disclosure may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

11. Item 9 (Other events)

We submit our press release entitled “PLDT Files 2022 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission”, a copy of which is attached herewith.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this Report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

March 27, 2023

PLDT pressrelease

PLDT FILES 2022 ANNUAL REPORT ON FORM 20-F

WITH THE U. S. SECURITIES AND EXCHANGE COMMISSION

MANILA, Philippines, 27 March 2023 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) announced today that it has filed its Annual Report on Form 20-F for the fiscal year ended 31st December 2022 with the U. S. Securities and Exchange Commission.

The document has been posted at the PLDT website at:

https://main.pldt.com/investor-relations/annual-and-sustainability-reports

Shareholders of PLDT may receive hard copies of the Annual Report free of charge, upon request.

PLDT Investor Relations:

Melissa V. Vergel de Dios

Email: PLDT_IR_Center@pldt.com.ph

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

About PLDT

PLDT is the Philippines’ largest and fully integrated telecommunications company. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine  listed companies.

Further information can be obtained by visiting https://www.pldt.com/.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/ Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date : March 27, 2023